

Mail Stop 3720

April 8, 2008

VIA U.S. MAIL AND FAX (212) 975-6910
Mr. Fredric G. Reynolds
Executive Vice President and Chief Financial Officer
CBS Corporation
51 W. 52nd Street,
New York, New York 10019

> Re: **CBS Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 1-09553**

Dear Mr. Reynolds:

 We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

3) Goodwill and Intangible Assets, page II-51

1. Please refer to footnote (a) herein which states that other adjustments to goodwill "primarily includes purchase price adjustments for acquisitions, primarily tax-related, and foreign currency translation adjustments." Please tell us how you incurred a $499.2 million purchase price adjustment credited to goodwill in the radio segment, considering that you have not reported an acquisition in that segment during the past two years per your disclosure on page II-50.

9) Bank Financing and Debt, page II-57

Accounts Receivable Securitization Program, page II-58

2. Tell us how securitization proceeds, including proceeds from new securitizations, proceeds from collections reinvested in revolving period securitizations, purchases of delinquent or foreclosed loans, servicing fees, and cash flows received on interests that continue to be held by the transferor are presented and captioned in the Consolidated Statements of Cash Flows. Refer to paragraph 17(h)(4) of SFAS 140. Please revise your disclosures accordingly.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director